SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

KABUSHIKI KAISHA TOKYU SUTOA
(Name of Subject Company)

TOKYU STORE CHAIN CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takeshi Hino
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Not applicable.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit 1 is an English translation of a press release issued in Japan, Tokyu Corporation's home jurisdiction, on April 25, 2008 (Tokyo). The English translation of the press release is also available at http://www.ir.tokyu.co.jp/titleview.cgi?hidTitlename=headline_e&hidSubname=headline_e&hidLanguage=E.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on March 28, 2008.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Masao Tomoe
Director & Executive Officer, Executive General Manager,
Finance, Accounting & Group Strategy Headquarters

(Name and Title)

April 25, 2008

(Date)

Exhibit I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This press release relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce its rights and any claim it may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

April 25, 2008

For Immediate Release

Tokyu Corporation
Representative: Toshiaki Koshimura
President & Representative Director
(Code No. 9005, Tokyo Stock Exchange, First Section)
Contact: Atsushi Shinbori
Public Relations Manager
Secretary and Public Relations Division, President's Office
Telephone: +81-3-3477-6086

Notice Regarding Change in Shareholders Benefits

Tokyu Corporation has decided to partially change its Shareholders Benefits plan. Details are as follows.

1. Reasons and Details

On Thursday, March 27, 2008, the Boards of Directors at Tokyu Corporation and Tokyu Store Chain Co., Ltd. both resolved to enter into an agreement with each other to make Tokyu Store Chain a wholly owned subsidiary of Tokyu Corporation on July 1, 2008, through a share exchange. The agreement was signed on March 27, 2008.

Based on the agreement, Tokyu Corporation will partially modify its Shareholders Benefits plan. Specifically, Tokyu Corporation will issue discount shopping vouchers (forty 50-yen vouchers per interim period) valid for purchases at Tokyu Store shops to shareholders with 1,000 shares or more.

Tokyu Store's Shareholders Discount Shopping Vouchers

Subject to certain exceptions, in any purchase at Tokyu Store outlets exceeding 1,000 yen made by cash, credit card or Tokyu Group gift certificate, one voucher (representing a 50 yen discount) can be used for each 1,000 yen spent (as shown on the receipt and including consumption tax).

2. Effective Date

The new benefit will be available to shareholders whose names are listed or recorded on the shareholder list and beneficial shareholder list as of September 30, 2008.

It should be noted that the announced change is subject to approval of the share exchange agreement at the 69th Annual Shareholders' Meeting of Tokyu Store Chain Co., Ltd.

<u>(Reference) List of Tokyu Corporation Shareholders Benefits</u>

Shareholders with more than 3,000 shares

Current		Number of issued tickets/passes/ vouchers per interim period	Revised
Over 3,000 shares and under 5,000 shares	Preferred train ticket for all lines (one trip per ticket)	10	No change
Over 5,000 shares and under 10,000 shares		20	
Over 10,000 shares and under 19,000 shares		40	
Over 19,000 shares and under 28,000 shares		80	
Over 28,000 shares and under 57,000 shares	Preferred train pass for all lines Preferred train ticket for all lines (one trip per ticket)	1 30	
Over 57,000 shares	Preferred train/Tokyu Bus pass for all lines Preferred train ticket for all lines (one trip per ticket)	1 30	

Current		Revised
Tokyu Department Store 10% discount shopping voucher	10	No change
Tokyu Store Discount shopping voucher	–	Forty 50-yen coupons
Tokyu Hotels 30% discount voucher on accommodation fee	8	No change

Tokyu Hotels Discount Voucher: Discount not available at Tokyo Bay Hotel Tokyu and Numazu Tokyu Hotel.

END